December 18, 2019

Russell C. Horowitz
Executive Chairman and Co-CEO
Marchex, Inc.
520 Pike Street, Suite 2000
Seattle, WA 98101

       Re: Marchex, Inc.
           Registration Statement on Form S-3
           Filed December 12, 2019
           File No. 333-235471

Dear Mr. Horowitz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at (202) 551-3314 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services